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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                               USDATA Corporation
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                                (Name of Issuer)

                     Common Stock, $0.01 Par Value Per Share
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                         (Title of Class of Securities)

                                   917294 10 0
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                                 (CUSIP Number)

                           Charles C. Freyer, Esquire
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                                 General Counsel
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                      SCP Private Equity Partners II, L.P.
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                       435 Devon Park Drive, Building 300
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                                 Wayne, PA 19087
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                                  610-254-4242
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                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                         copy to: Spencer W. Franck, Jr.
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                                 Saul Ewing LLP
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                       1200 Liberty Ridge Drive, Suite 200
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                              Wayne, PA 19087-5055
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                                September 3, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 917294 10 0                                                Page 1 of 2

          This Amendment No. 2 to Schedule 13D ("Amendment No. 2") relates to a
Schedule 13D filed with the Securities and Exchange Commission ("SEC") on April 9, 2001 (the "Schedule 13D") and Amendment No. 1 to the Schedule 13D ("Amendment No. 1") filed with the SEC on May 10, 2002. This Amendment No. 2 amends and supplements Amendment No. 1. Information in the Schedule 13D and Amendment No. 1 remains in effect except to the extent that it is superceded by the information contained in this Amendment No. 2. Information given in response to each item shall be deemed to be incorporated by reference in all other items. Capitalized terms used but not defined in this Amendment No. 2 shall have the meanings ascribed to such terms in the Schedule 13D and Amendment No. 1.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          SCP Private Equity Partner II, L.P. ("SCP") has negotiated an agreement with Safeguard Delaware, Inc. ("Safeguard Delaware"), Safeguard Scientifics (Delaware), Inc. ("Safeguard Scientifics"), and Safeguard 2000 Capital, L.P. ("Safeguard 2000") to purchase in a private sale (a) 322,405 shares of Common Stock of the Issuer ("Common Stock") and 50,000 shares of Series A Preferred Stock of the Issuer ("Series A Preferred") from Safeguard Delaware; (b) 680,777 shares of Common Stock from Safeguard Scientifics; and (c) 132,500 shares of Series B Preferred Stock of the Issuer ("Series B Preferred") and warrants to purchase 5,300,000 shares of Series A-2 Preferred Stock of eMake Corporation (the "eMake Preferred") from Safeguard 2000. SCP has also negotiated an agreement with Warren V. Musser to purchase in a private sale 26,746 shares of Common Stock from Mr. Musser. In connection with the purchase of the warrants from Safeguard 2000, SCP expects to receive an assignment from Safeguard 2000 of Safeguard 2000's rights to convert the eMake Preferred shares issuable upon exercise of the warrants (the "Warrant Shares") into shares of Series B Preferred under that certain Exchange Agreement, dated September 12, 2000, by and between the Issuer and Safeguard 2000 (the "Exchange Agreement"). Under that certain Warrant Agreement, dated March 30, 2001, among the Issuer, Safeguard 2000 and SCP, Safeguard 2000 is prohibited from converting its Warrant Shares into shares of Series B Preferred, and such prohibition would be applicable to SCP as an assignee of the Exchange Agreement.

          SCP and the other parties anticipate executing and delivering the agreements to purchase the securities described above in the next several weeks.

          Except as otherwise described in the Schedule 13D and in Amendment No. 1, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, the General Partner or any of the Members, with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

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CUSIP No. 917294 10 0                                                Page 2 of 2

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                         SCP Private Equity Partners II, L.P.

                           By: SCP Private Equity II General Partner, L.P.,
                               its General Partner

                           By: SCP Private Equity II, LLC,
                               its Manager

                           By:    /s/ Winston J. Churchill
                                  ---------------------------------
                           Name:  Winston J. Churchill
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                           Title: a Manager
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                         SCP Private Equity II, LLC

                           By:    /s/ Winston J. Churchill
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                           Name:  Winston J. Churchill
                                  ---------------------------------
                           Title: a Manager
                                  ---------------------------------